Exhibit 99.1

Financial News

CIBC ANNOUNCES THIRD QUARTER 2019 RESULTS

Toronto, ON – August 22, 2019 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2019.

Third quarter highlights

	Q3/19	Q3/18	Q2/19	YoY Variance	QoQ Variance

Reported Net Income	$1,398 million	$1,369 million	$1,348 million	+2%	+4%

Adjusted Net Income(1)	$1,415 million	$1,399 million	$1,357 million	+1%	+4%

Reported Diluted Earnings Per Share (EPS)	$3.06	$3.01	$2.95	+2%	+4%

Adjusted Diluted EPS(1)	$3.10	$3.08	$2.97	+1%	+4%

Reported Return on Common Shareholders’ Equity (ROE)	15.5%	16.7%	15.8%

Adjusted ROE(1)	15.6%	17.1%	15.9%

Common Equity Tier 1 Ratio	11.4%	11.3%	11.2%

“In the third quarter, we delivered solid results through the continued execution of our client-focused strategy,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “Our diversified growth on both sides of the border is a result of a highly connected, purpose-led team working together to meet the needs of our clients.”

Results for the third quarter of 2019 were affected by the following items of note aggregating to a negative impact of $0.04 per share:

•	$27 million ($21 million after-tax) amortization of acquisition-related intangible assets; and
•

$6 million ($4 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs associated with the acquisitions of The PrivateBank and Geneva Advisors.

We improved our strong Common Equity Tier 1 ratio, which was 11.4% at July 31, 2019, compared with 11.2% at the end of the prior quarter. CIBC’s leverage ratio at July 31, 2019 was 4.3%.

CIBC announced an increase in its quarterly common share dividend from $1.40 per share to $1.44 per share for the quarter ending October 31, 2019.

Core business performance

Canadian Personal and Small Business Banking reported net income of $657 million for the third quarter, up $18 million or 3% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $659 million, up $16 million or 2% from the third quarter a year ago, as higher revenue driven by volume growth and wider spreads was partially offset by higher expenses and provision for credit losses. Non-interest expenses were up due to higher spending on strategic initiatives.

Canadian Commercial Banking and Wealth Management reported net income of $348 million for the third quarter, down $2 million or 1% from the third quarter a year ago. Higher revenue of $35 million or 4% was driven by volume growth, higher fees and higher assets under management, partially offset by narrower spreads. This was more than offset by a higher provision for credit losses on impaired loans in the Canadian commercial banking portfolio, as well as by higher non-interest expenses due to higher spending on strategic initiatives and employee-related compensation.

U.S. Commercial Banking and Wealth Management reported net income of $172 million for the third quarter, up $10 million or 6% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $182 million, up $11 million or 6% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher expenses and provision for credit losses. Revenue was up in commercial banking and wealth management primarily due to volume growth, higher fees, the impact of foreign exchange translation, and higher assets under management, partially offset by narrower spreads. Higher expenses were primarily driven by higher employee-related compensation and the impact of foreign exchange translation. Provision for credit losses was up primarily due to higher provisions on impaired loans in the U.S. commercial banking portfolio.

Capital Markets reported net income of $231 million for the third quarter, down $34 million or 13% from the third quarter a year ago, primarily due to a higher provision for credit losses. Provision for credit losses included higher provisions for both performing and impaired loans in the oil and gas sector. Higher trading revenue in global markets was more than offset by lower underwriting revenue in corporate and investment banking.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses was $291 million, up $50 million or 21% from the third quarter a year ago. Provision for credit losses on performing loans was up across all strategic business units, while provision for credit losses on impaired loans was comparable with the third quarter a year ago.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance. For a more detailed discussion on our non-GAAP measures, see page 14 of our 2018 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		For the three months ended			For the nine months ended
		2019	2019	2018	2019	2018
$ millions		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Reported and adjusted diluted EPS

Reported net income attributable to common shareholders	A	$1,364	$1,313	$1,342	$3,832	$3,936

After-tax impact of items of note (1)		17	9	30	207	161

Adjusted net income attributable to common shareholders (2)	B	$1,381	$1,322	$1,372	$4,039	$4,097

Diluted weighted-average common shares outstanding (thousands)	C	445,915	445,224	445,504	445,144	444,660

Reported diluted EPS ($)	A/C	$3.06	$2.95	$3.01	$8.61	$8.85

Adjusted diluted EPS ($) (2)	B/C	3.10	2.97	3.08	9.07	9.21

Reported and adjusted return on common shareholders’ equity

Average common shareholders’ equity	D	$35,028	$34,091	$31,836	$34,101	$30,841

Reported return on common shareholders’ equity	A/D (3)	15.5%	15.8%	16.7%	15.0%	17.1%

Adjusted return on common shareholders’ equity (2)	B/D (3)	15.6%	15.9%	17.1%	15.8%	17.8%

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2019	Reported net income (loss)	$657	$348	$172	$231	$(10)	$1,398

Jul. 31	After-tax impact of items of note (1)	2	-	10	-	5	17

	Adjusted net income (loss) (2)	$659	$348	$182	$231	$(5)	$1,415

2019	Reported net income (loss)	$570	$328	$163	$279	$8	$1,348

Apr. 30	After-tax impact of items of note (1)	1	-	13	-	(5)	9

	Adjusted net income (loss) (2)	$571	$328	$176	$279	$3	$1,357

2018	Reported net income (loss)	$639	$350	$162	$265	$(47)	$1,369

Jul. 31	After-tax impact of items of note (1)	4	-	9	-	17	30

	Adjusted net income (loss) (2)	$643	$350	$171	$265	$(30)	$1,399

$ millions, for the nine months ended

2019	Reported net income (loss)	$1,690	$995	$503	$711	$29	$3,928

Jul. 31	After-tax impact of items of note (1)	172	-	29	-	6	207

	Adjusted net income (loss) (2)	$1,862	$995	$532	$711	$35	$4,135

2018	Reported net income (loss)	$1,879	$974	$434	$836	$(107)	$4,016

Jul. 31	After-tax impact of items of note (1)	8	-	19	-	134	161

	Adjusted net income (loss) (2)	$1,887	$974	$453	$836	$27	$4,177
(1)	Reflects impact of items of note below.
(2)	Non-GAAP measure.
(3)	Annualized.

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Items of note

	For the three months ended			For the nine months ended
	2019	2019	2018	2019	2018
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Amortization of acquisition-related intangible assets	$27	$27	$31	$81	$89

Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program	-	-	-	227	-

Transaction and integration-related costs as well as purchase accounting adjustments associated with the acquisitions of The PrivateBank, Geneva Advisors and Wellington Financial (1)	(6)	(15)	9	(29)	8

Pre-tax impact of items of note on net income	21	12	40	279	97

Income tax impact on above items of note	(4)	(3)	(10)	(72)	(24)

Charge from net tax adjustments resulting from U.S. tax reforms	-	-	-	-	88

After-tax impact of items of note on net income	$17	$9	$30	$207	$161
(1)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank and changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions.

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Making a difference in our Communities

At CIBC, our team is passionate about making a difference in our communities through our global community investment initiative, One for Change. In the third quarter, we committed almost $2.5 million through the CIBC Children’s Foundation to improve the lives of kids in need. We also supported Yukon University with becoming Canada’s first northern university with a $500,000 gift, and more than 100 CIBC team members raised $1.1 million for CIBC Tour Charles Bruneau in an effort to put an end to pediatric cancer.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2018 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2019”and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2019 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2019” section of our 2018 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 41 of our 2018 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

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Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 6813145#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 1678971#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2019 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 4336505#) and French (514-861-2272 or 1-800-408-3053, passcode 7433339#) until 11:59 p.m. (ET) August 30, 2019. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American global financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Hratch Panossian, EVP	416-956-3317	hratch.panossian@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

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